March 25, 2019

Jodi Taylor
Chief Financial Officer
Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

       Re: Container Store Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 31, 2018
           File No. 1-36161

Dear Ms. Taylor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Jeffrey A. Miller, Chief Accounting Officer